

SECU[...]ISSION

15048721

OMB Approval
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response...... 12.00



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065533

SEC
Mail Processing
Section
MAR 0 2 2015
Washington DC
404

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____01/01/14____ AND ENDING ____12/31/14____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DEMOCRACY FUNDING LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 NORTH 14TH ST., SUITE 300
(No. and Street)

ARLINGTON   VA   22201
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY M. MCCLURE   (703) 259-8204
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- if individual, state last, first, middle name)

1776 K STREET, NW, SUITE 840, WASHINGTON, DC 20006
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____JEFFREY M. MCCLURE_____, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of _____DEMOCRACY FUNDING LLC_____, as of December 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

_____

_____

_____
Signature

_____PRESIDENT_____
Title

_____
Notary Public

Arlington County Virginia
Sworn and Subscribed before me at 11am on
February 24th 201.

Reg # 7622490
My Commission exp. July 31st 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMOCRACY FUNDING LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2014

DEMOCRACY FUNDING LLC
STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2014

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Democracy Funding LLC

We have audited the accompanying statement of financial condition of Democracy Funding LLC (a Delaware corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Democracy Funding LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Democracy Funding LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 28, 2015

DEMOCRACY FUNDING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	22,426
Deposits and Prepaid Expenses		900
Total Assets	$	23,326

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and other accrued liabilitie	$	12,000
Total Liabilities		12,000

MEMBERS' EQUITY

Members' Equity		11,326
Total Liabilities and Stockholders' Equity	$	23,326

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Democracy Funding, formerly TBC Securities, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is organized as a Delaware limited liability company and is a wholly-owned subsidiary of The Bear Companies II, LLC.

Accounting Basis – The financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

In general, the prior three years tax returns filed with various taxing agencies are open to examination.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its parent whereby the parent pays for certain common expenses and is then reimbursed by the Company for its share. During the year substantially all of the Company's expenses other than professional fees and regulatory expenses were transacted under this agreement.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial

3

NOTE 3 - USE OF ESTIMATES (Continued)

statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

NOTE 4 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness, as defined to net capital, as defined, shall not exceed 15 to 1. The Company had net capital and net capital requirements computed under these provisions as follows:

Net Capital	$ 10,426
Net Capital Requirement	$ 5,000

NOTE 6 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2015, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Democracy Funding LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Client identified the following provisions of 17 C.F.R. §15c3-3(k) under which Client claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Client stated that Client met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. Client's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Client's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

William Batdorf & Company, P.C.

Washington, DC
February 28, 2015



EXEMPTION REPORT

December 31, 2014

To the best of our knowledge and belief, Democracy Funding LLC is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i). The Company met the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 from the period June 1, 2014 through December 31, 2014 without exception.

Very truly yours,

Jeffrey M. McClure
President

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members
of Democracy Funding LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Democracy Funding LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Democracy Funding LLC's compliance with the applicable instructions of Form SIPC-7. Democracy Funding LLC's management is responsible for Democracy Funding LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

William Batdorf & Company, P.C.

Washington, DC
February 28, 2015

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014 , 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Democracy Funding, LLC
Attn: Mr. Jeffrey McClure
2200 Wilson Blvd., Suite 805
Arlington, VA 22201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeffrey McClure 703-259-8204

2. A. General Assessment (item 2e from page 2) .... $ 0

   B. Less payment made with SIPC-6 filed (exclude interest) .... ( )

   Date Paid

   C. Less prior overpayment applied .... ( )

   D. Assessment balance due or (overpayment) 0

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum ....

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ 0

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) .... $ 0

   H. Overpayment carried forward .... $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Democracy Funding, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 19 day of February , 20 14 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014 , 20 14
and ending 12/31/2014 , 20 14
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 0

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   0

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

2